[Adams and Reese LLP letterhead]

July 9, 2013

Via Facsimile No. 202-772-9220 and EDGAR

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 7010

Washington, D.C. 20549-3628

Re:                             Evolution Petroleum Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed June 19, 2013

File No. 333-188705

Dear Ms. Parker:

On behalf of Evolution Petroleum Corporation (“Evolution” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated July 2, 2013, with respect to the above-referenced registration statement on Form S-3, Registration No. 333-188705 (the “Registration Statement”).  As you are aware the Registration Statement was filed in connection with the registration of certain securities described in the Registration Statement.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter.  Evolution’s response follows each applicable comment or request.  All capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3

1.                                     We note your response to prior comments 3 and 5 to our letter dated June 11, 2013.  However, we note several references in your amendment filing to “Subsidiary Guarantors” and “Subsidiary Guarantees.”  Similarly, we note a reference to “related Guarantees” in the legal opinion.  Please revise or advise.

Response:

The Company is not registering, and has no current intention of registering, any Subsidiary Guarantees in the Registration Statement.  In response to the Staff’s prior comments, the Company deleted references in Amendment No. 1 to the registration of any such Subsidiary Guarantees.  Any remaining references to “Subsidiary Guarantors” and “Subsidiary Guarantees” are carry over references and are insignificant in view of the fact that no Subsidiary Guarantees are to be registered in the Registration Statement and include applicatory language, e.g., “if applicable,” or are otherwise immaterial under the circumstances.

In the event of a shelf takedown, the Company confirms that it will delete all remaining references to Subsidiary Guarantees or Guarantees in the final prospectus and any legal opinion required to be filed with such shelf-takedown, as applicable.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•                                          The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these comments, please contact the undersigned at (713) 308-0166.

Very truly yours,

Adams and Reese LLP

/s/ Michael T. Larkin
Michael T. Larkin

cc:	Caroline Kim
Attorney Advisor
United States Securities and Exchange Commission

Sterling H. McDonald
Evolution Petroleum Corporation